UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

October 27, 2010

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 2010, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; and the effect of competing with certain of our customers and suppliers. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On October 27, 2010, the Registrant announced its financial results for the fiscal quarter ended October 2, 2010. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated October 27, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 27th day of October, 2010.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
Peter E. Hornstra
Vice President and Chief Accounting Officer

FOR IMMEDIATE RELEASE

Media Contact Information:	Investor Contact Information:
Ron O'Brien	Ken Apicerno
Phone: 781-622-1242	Phone: 781-622-1294
E-mail: ron.obrien@thermofisher.com	E-mail: ken.apicerno@thermofisher.com
Website: www.thermofisher.com	

Thermo Fisher Scientific Reports Third Quarter 2010 Results

Achieves Record EPS Performance

Raises Guidance for Full Year 2010

WALTHAM, Mass. (October 27, 2010) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, today reported financial results for the third quarter ended October 2, 2010.

Highlights

- Adjusted earnings per share (EPS) grew 15% to a third quarter record of $0.90, versus $0.78 in the 2009 quarter.

- Revenues grew 6% to $2.68 billion, compared with $2.53 billion in the 2009 quarter. Acquisitions contributed 3% to the growth, and the unfavorable effect of currency translation lowered revenues by 1%.

- Adjusted operating income increased 8% over the year-ago quarter.

- Adjusted operating margin increased 30 basis points to 17.6%, compared with 17.3% in the year-ago quarter.

- Completed previously announced acquisition of Fermentas for $260 million.

- Repurchased 10.1 million shares for $475 million in the quarter.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

GAAP diluted EPS was $0.66 in the third quarter of 2010, versus $0.53 in the year-ago period. GAAP operating income for the third quarter was $319 million, compared with $276 million in the 2009 quarter, and GAAP operating margin was 11.9%, compared with 10.9% in 2009.

"We are pleased to report excellent financial results for the third quarter," said Marc N. Casper, president and chief executive officer of Thermo Fisher Scientific. "We delivered record EPS performance, driven by strong growth in instruments and equipment as well as continued strength in our clinical diagnostics and biosciences businesses.

"We continue to grow the company through a combination of ongoing investment in innovation, expansion in emerging markets and complementary acquisitions. In the quarter, we introduced a workflow for immunosuppressant drug analysis that includes our recently launched test kits and automated sample-handling platform. Also, our previously announced acquisition of Fermentas significantly strengthens our offerings for genomics workflows and PCR-based testing."

Casper added, "At this point in the year, we are positioned well to achieve our 2010 goals. Looking forward, we remain confident that we will continue our track record of creating shareholder value through strong operating and financial performance, as well as disciplined capital deployment."

Annual Guidance
Thermo Fisher announced that it is raising its 2010 adjusted EPS guidance to a new range of $3.47 to $3.53, which would result in 14% to 16% EPS growth over 2009. The company is also raising its 2010 revenue guidance to a new range of $10.72 billion to $10.80 billion, for 6% to 7% revenue growth year to year.

The company's previously announced guidance for 2010 was $3.40 to $3.50 of adjusted EPS and $10.60 billion to $10.75 billion in revenues. The 2010 guidance does not include any future acquisitions or divestitures and is based on current foreign exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Management uses adjusted operating results to monitor and evaluate performance of the company's business segments.

Analytical Technologies Segment
Revenues in the Analytical Technologies Segment increased 14% in the third quarter of 2010 to $1.16 billion, compared with 2009 revenues of $1.02 billion. Segment adjusted operating income increased 23% in the third quarter of 2010, and adjusted operating margin increased to 21.5%, versus 2009 results of 19.9%.

Laboratory Products and Services Segment
In the Laboratory Products and Services Segment, revenues grew 1% in the third quarter of 2010 to $1.65 billion, compared with 2009 revenues of $1.63 billion. Adjusted operating income for the segment decreased 6% in the third quarter of 2010, and adjusted operating margin decreased to 13.4%, versus 2009 results of 14.4%.

Use of Non-GAAP Financial Measures
In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other

costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2010 excludes approximately $0.91 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of the third quarter of 2010. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, October 27, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, November 26, 2010.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of more than $10 billion, we have approximately 35,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through two premier brands, Thermo Scientific and Fisher Scientific, which offer a unique combination of continuous technology development and the most convenient purchasing options. Our products and services help accelerate the pace of scientific discovery, and solve analytical challenges ranging from complex research to routine testing to field applications. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Quarterly Report on Form 10-Q for the quarter ended July 3, 2010, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; and the effect of competing with certain of our customers and suppliers. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts)	Three Months Ended October 2, 2010	% of Revenues	Three Months Ended September 26, 2009	% of Revenues
Revenues	$ 2,683.5		$ 2,531.1	
Costs and Operating Expenses:				
Cost of revenues (c)	1,552.3	57.8%	1,489.3	58.8%
Selling, general and administrative expenses (d)	591.0	22.0%	544.5	21.5%
Amortization of acquisition-related intangible assets	139.4	5.2%	148.2	5.9%
Research and development expenses	71.9	2.7%	60.5	2.4%
Restructuring and other costs, net (e)	10.3	0.4%	13.1	0.5%
	2,364.9	88.1%	2,255.6	89.1%
Operating Income	318.6	11.9%	275.5	10.9%
Interest Income	3.4		2.5	
Interest Expense	(19.1)		(29.2)	
Other Expense, Net (f)	0.3		(1.9)	
Income Before Income Taxes	303.2		246.9	
Provision for Income Taxes (g)	(34.7)		(25.7)	
Net Income	$ 268.5	10.0%	$ 221.2	8.7%
Earnings per Share:				
Basic	$ .67		$ .54	
Diluted	$ .66		$ .53	
Weighted Average Shares:				
Basic	400.7		407.9	
Diluted	404.5		420.2	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income (a)	$ 318.6	11.9%	$ 275.5	10.9%
Cost of Revenues Charges (c)	2.5	0.1%	1.0	0.0%
Selling, General and Administrative Costs (Income), Net (d)	0.5	0.0%	(0.3)	0.0%
Restructuring and Other Costs, Net (e)	10.3	0.4%	13.1	0.5%
Amortization of Acquisition-related Intangible Assets	139.4	5.2%	148.2	5.9%
Adjusted Operating Income (b)	$ 471.3	17.6%	$ 437.5	17.3%

Reconciliation of Adjusted Net Income				
GAAP Net Income (a)	$ 268.5	10.0%	$ 221.2	8.7%
Cost of Revenues Charges (c)	2.5	0.1%	1.0	0.0%
Selling, General and Administrative Costs (Income), Net (d)	0.5	0.0%	(0.3)	0.0%
Restructuring and Other Costs, Net (e)	10.3	0.4%	13.1	0.5%
Amortization of Acquisition-related Intangible Assets	139.4	5.2%	148.2	5.9%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.7	0.0%	0.7	0.0%
Other Income, Net (f)	0.8	0.1%	1.9	0.1%
Provision for Income Taxes (g)	(58.6)	-2.2%	(56.6)	-2.2%
Adjusted Net Income (b)	$ 364.1	13.6%	$ 329.2	13.0%

Reconciliation of Adjusted Earnings per Share		
GAAP EPS (a)	$ 0.66	$ 0.53
Cost of Revenues Charges, Net of Tax (c)	-	-
Selling, General and Administrative Costs (Income), Net of Tax (d)	-	-
Restructuring and Other Costs, Net of Tax (e)	0.02	0.02
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.23	0.23
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-	-
Other Income, Net of Tax (f)	-	-
Provision for Income Taxes (g)	(0.01)	-
Adjusted EPS (b)	$ 0.90	$ 0.78

Reconciliation of Free Cash Flow		
GAAP Net Cash Provided by Operating Activities (a)	$ 432.8	$ 386.6
Net Cash Used in Discontinued Operations	0.2	0.2
Purchases of Property, Plant and Equipment	(64.6)	(42.8)
Proceeds from Sale of Property, Plant and Equipment	1.9	2.0
Free Cash Flow	$ 370.3	$ 346.0

Segment Data

(In millions except percentage amounts)	Three Months Ended			
	October 2, 2010	% of Revenues	September 26, 2009	% of Revenues
Revenues				
Analytical Technologies	$ 1,163.0	43.3%	$ 1,018.6	40.2%
Laboratory Products and Services	1,650.8	61.5%	1,631.3	64.5%
Eliminations	(130.3)	-4.8%	(118.8)	-4.7%
Consolidated Revenues	$ 2,683.5	100.0%	$ 2,531.1	100.0%
Operating Income and Operating Margin				
Analytical Technologies	$ 249.9	21.5%	$ 202.7	19.9%
Laboratory Products and Services	221.4	13.4%	234.8	14.4%
Subtotal Reportable Segments	471.3	17.6%	437.5	17.3%
Cost of Revenues Charges (c)	(2.5)	-0.1%	(1.0)	0.0%
Selling, General and Administrative Costs (Income), Net (d)	(0.5)	0.0%	0.3	0.0%
Restructuring and Other Costs, Net (e)	(10.3)	-0.4%	(13.1)	-0.5%
Amortization of Acquisition-related Intangible Assets	(139.4)	-5.2%	(148.2)	-5.9%
GAAP Operating Income (a)	$ 318.6	11.9%	$ 275.5	10.9%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items (see note (g) for details); and results of discontinued operations.

(c) Reported results in 2010 include $1.4 of charges for the sale of inventories revalued at the date of acquisition and $1.1 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. Reported results in 2009 include $1.0 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2010 include transaction costs, net, primarily related to the acquisition of Fermentas. Reported results in 2009 include a gain primarily due to settlement of certain pre-merger Fisher product liability-related matters, offset in part by transaction costs related to the acquisition of B.R.A.H.M.S.

(e) Reported results in 2010 and 2009 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations.

(f) Reported results in 2010 include losses on early extinguishment of debt. Reported results in 2009 include impairment losses on an available-for-sale investment resulting from other-than-temporary declines in the fair market value, net of the gain on sale of an available-for-sale investment for which impairment losses were recorded in prior periods and a gain on a joint venture investment recognized upon acquisition of the remaining interest in the entity.

(g) Reported provision for income taxes includes i) $52.5 and $56.6 of incremental tax benefit in 2010 and 2009, respectively, for the pre-tax reconciling items between GAAP and adjusted net income and ii) in 2010, $3.8, net, of incremental tax benefit from resolution of tax audits and $2.3 of incremental tax benefit from adjusting the company's deferred tax balances as a result of newly enacted tax rates in the United Kingdom.

Notes:

Consolidated depreciation expense in 2010 and 2009 is $49.1 and $47.3, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $21.2 and $20.6 in 2010 and 2009, respectively.

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts)	Nine Months Ended October 2, 2010	% of Revenues	Nine Months Ended September 26, 2009	% of Revenues
Revenues	$ 8,007.6		$ 7,270.3	
Costs and Operating Expenses:				
Cost of revenues (c)	4,630.4	57.8%	4,293.3	59.1%
Selling, general and administrative expenses (d)	1,776.2	22.2%	1,598.0	22.0%
Amortization of acquisition-related intangible assets	432.5	5.4%	440.6	6.1%
Research and development expenses	209.0	2.6%	176.8	2.4%
Restructuring and other costs, net (e)	35.9	0.5%	37.0	0.5%
	7,084.0	88.5%	6,545.7	90.0%
Operating Income	923.6	11.5%	724.6	10.0%
Interest Income	8.7		12.5	
Interest Expense	(65.2)		(89.0)	
Other Expense, Net (f)	(20.6)		(1.9)	
Income from Continuing Operations Before Income Taxes	846.5		646.2	
Provision for Income Taxes (g)	(110.9)		(69.2)	
Income from Continuing Operations	735.6		577.0	
Gain on Disposal of Discontinued Operations	2.5		-	
Net Income	$ 738.1	9.2%	$ 577.0	7.9%
Earnings per Share from Continuing Operations				
Basic	$ 1.81		$ 1.39	
Diluted	$ 1.78		$ 1.36	
Earnings per Share:				
Basic	$ 1.82		$ 1.39	
Diluted	$ 1.79		$ 1.36	
Weighted Average Shares:				
Basic	406.5		413.6	
Diluted	412.9		423.0	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income (a)	$ 923.6	11.5%	$ 724.6	10.0%
Cost of Revenues Charges (c)	11.3	0.1%	1.9	0.0%
Selling, General and Administrative Costs, Net (d)	1.4	0.0%	1.0	0.0%
Restructuring and Other Costs, Net (e)	35.9	0.5%	37.0	0.5%
Amortization of Acquisition-related Intangible Assets	432.5	5.4%	440.6	6.1%
Adjusted Operating Income (b)	$ 1,404.7	17.5%	$ 1,205.1	16.6%

Reconciliation of Adjusted Net Income				
GAAP Net Income (a)	$ 738.1	9.2%	$ 577.0	7.9%
Cost of Revenues Charges (c)	11.3	0.1%	1.9	0.0%
Selling, General and Administrative Costs, Net (d)	1.4	0.0%	1.0	0.0%
Restructuring and Other Costs, Net (e)	35.9	0.5%	37.0	0.5%
Amortization of Acquisition-related Intangible Assets	432.5	5.4%	440.6	6.1%
Restructuring and Other Costs, Net – Equity Investments	1.0	0.0%	-	0.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments	2.1	0.0%	2.1	0.0%
Other Income, Net (f)	16.8	0.3%	2.5	0.1%
Provision for Income Taxes (g)	(173.8)	-2.2%	(157.0)	-2.2%
Discontinued Operations, Net of Tax	(2.5)	0.0%	-	0.0%
Adjusted Net Income (b)	$ 1,062.8	13.3%	$ 905.1	12.4%

Reconciliation of Adjusted Earnings per Share				
GAAP EPS (a)	$ 1.79		$ 1.36	
Cost of Revenues Charges, Net of Tax (c)	0.02		-	
Selling, General and Administrative Costs, Net of Tax (d)	-		-	
Restructuring and Other Costs, Net of Tax (e)	0.06		0.06	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.70		0.70	
Restructuring and Other Costs, Net of Tax – Equity Investments	-		-	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-		0.01	
Other Income, Net of Tax (f)	0.03		0.01	
Provision for Income Taxes (g)	(0.02)		-	
Discontinued Operations, Net of Tax	(0.01)		-	
Adjusted EPS (b)	$ 2.57		$ 2.14	

Reconciliation of Free Cash Flow				
GAAP Net Cash Provided by Operating Activities (a)	$ 1,059.6		$ 1,120.6	
Net Cash Used in Discontinued Operations	0.4		0.9	
Purchases of Property, Plant and Equipment	(173.6)		(125.8)	
Proceeds from Sale of Property, Plant and Equipment	4.2		9.6	
Free Cash Flow	$ 890.6		$ 1,005.3	

Segment Data

(In millions except percentage amounts)		Nine Months Ended			
		October 2, 2010	% of Revenues	September 26, 2009	% of Revenues
Revenues					
Analytical Technologies	$	3,371.4	42.1%	$ 2,960.7	40.7%
Laboratory Products and Services		5,026.5	62.8%	4,653.6	64.0%
Eliminations		(390.3)	-4.9%	(344.0)	-4.7%
Consolidated Revenues	$	8,007.6	100.0%	$ 7,270.3	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$	709.3	21.0%	$ 577.6	19.5%
Laboratory Products and Services		695.4	13.8%	627.5	13.5%
Subtotal Reportable Segments		1,404.7	17.5%	1,205.1	16.6%
Cost of Revenues Charges (c)		(11.3)	-0.1%	(1.9)	0.0%
Selling, General and Administrative Costs, Net (d)		(1.4)	0.0%	(1.0)	0.0%
Restructuring and Other Costs, Net (e)		(35.9)	-0.5%	(37.0)	-0.5%
Amortization of Acquisition-related Intangible Assets		(432.5)	-5.4%	(440.6)	-6.1%
GAAP Operating Income (a)	$	923.6	11.5%	$ 724.6	10.0%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items (see note (g) for details); and results of discontinued operations.

(c) Reported results in 2010 include $7.4 of charges for the sale of inventories revalued at the date of acquisition and $3.9 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. Reported results in 2009 include $0.5 of charges for the sale of inventories revalued at the date of acquisition and $1.4 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2010 include transaction costs, net, primarily related to the acquisitions of Finnzymes and Fermentas. Reported results in 2009 include transaction costs related to the acquisitions of Biolab and B.R.A.H.M.S. offset in part by a gain primarily from settlement of certain pre-merger Fisher product liability-related matters.

(e) Reported results in 2010 and 2009 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations; in 2010, a $6.0 loss on a patent infringement claim that arose at a business unit prior to its acquisition by the company; and, in 2009, a $7.4 gain primarily on settlement of a pre-acquisition litigation-related matter.

(f) Reported results in 2010 include losses on early extinguishment of debt. Reported results in 2009 include impairment losses on an available-for-sale investment resulting from other-than-temporary declines in the fair market value, net of gains on sale of investments for which impairment losses were recorded in prior periods and a gain on a joint venture investment recognized upon acquisition of the remaining interest in the entity.

(g) Reported provision for income taxes includes i) $165.8 and $157.0 of incremental tax benefit in 2010 and 2009, respectively, for the pre-tax reconciling items between GAAP and adjusted net income and ii) in 2010, $5.7, net, of incremental tax benefit from resolution of tax audits and $2.3 of incremental tax benefit from adjusting the company's deferred tax balances as a result of newly enacted tax rates in the United Kingdom.

Notes:

Consolidated depreciation expense in 2010 and 2009 is $146.9 and $139.5, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $62.6 and $56.4 in 2010 and 2009, respectively.

Condensed Consolidated Balance Sheet (unaudited)

(In millions)	October 2, 2010		December 31, 2009	
Assets				
Current Assets:				
Cash and cash equivalents	$	930.2	$	1,564.1
Short-term investments		9.1		7.1
Accounts receivable, net		1,562.1		1,409.6
Inventories		1,207.7		1,131.4
Other current assets		461.9		418.7
Total current assets		4,171.0		4,530.9
Property, Plant and Equipment, Net		1,366.0		1,333.4
Acquisition-related Intangible Assets		6,186.9		6,337.0
Other Assets		527.5		440.8
Goodwill		9,285.6		8,982.9
Total Assets	$	21,537.0	$	21,625.0
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	104.4	$	117.5
Other current liabilities		1,666.2		1,521.8
Total current liabilities		1,770.6		1,639.3
Other Long-term Liabilities		2,308.9		2,488.9
Long-term Obligations		2,057.6		2,064.0
Incremental Convertible Debt Obligation		3.3		1.9
Total Shareholders' Equity		15,396.6		15,430.9
Total Liabilities and Shareholders' Equity	$	21,537.0	$	21,625.0

Condensed Consolidated Statement of Cash Flows (unaudited)

	Nine Months Ended	
(In millions)	October 2, 2010	September 26, 2009
Operating Activities		
Net income	$ 738.1	$ 577.0
Gain on disposal of discontinued operations	(2.5)	-
Income from continuing operations	735.6	577.0
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	579.4	580.1
Change in deferred income taxes	(198.1)	(182.6)
Other non-cash expenses, net	104.7	116.3
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions	(161.6)	30.7
Net cash provided by continuing operations	1,060.0	1,121.5
Net cash used in discontinued operations	(0.4)	(0.9)
Net cash provided by operating activities	1,059.6	1,120.6
Investing Activities		
Acquisitions, net of cash acquired	(545.4)	(155.5)
Purchases of property, plant and equipment	(173.6)	(125.8)
Proceeds from sale of property, plant and equipment	4.2	9.6
Other investing activities, net	4.1	(5.1)
Net cash used in continuing operations	(710.7)	(276.8)
Net cash provided by discontinued operations	4.1	-
Net cash used in investing activities	(706.6)	(276.8)
Financing Activities		
Net proceeds from issuance of long-term debt	741.3	4.2
Settlement of convertible debt	(600.8)	-
Redemption and repayment of long-term obligations	(502.9)	(0.5)
Purchases of company common stock	(662.5)	(414.6)
Net proceeds from issuance of company common stock	52.6	17.5
Tax benefits from stock-based compensation awards	7.9	1.7
Decrease in short-term notes payable	(8.7)	(13.4)
Net cash used in financing activities	(973.1)	(405.1)
Exchange Rate Effect on Cash of Continuing Operations	(13.8)	26.5
Increase (Decrease) in Cash and Cash Equivalents	(633.9)	465.2
Cash and Cash Equivalents at Beginning of Period	1,564.1	1,280.5
Cash and Cash Equivalents at End of Period	$ 930.2	$ 1,745.7
Free Cash Flow (a)	$ 890.6	$ 1,005.3

(a) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.